UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                      TECHNICAL COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.10 par value per share
                         (Title of Class of Securities)

                                   878 409 101
                                 (CUSIP Number)

M. Mahmud Awan, Ph. D.                         Paul Bork, Esq.
TechMan International Corporation              Hinckley, Allen & Snyder
240 Sturbridge Road                            28 State Street
Charlton City, Massachusetts 01506             Boston, Massachusetts  02109
(508) 248-3211                                 (617) 345-9000

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  July 14, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person: M. Mahmud Awan
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group: (a) [X]
                                                       (b) [ ]


3.   SEC Use Only



4.   Source of Funds: PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 138,378 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 138,378 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate  Amount  Beneficially  Owned by Each  Reporting  Person:  138,378
     shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.  Percent of Class Represented by Amount in Row (11): 10.8%

14.  Type of Reporting Person: IN

1.   Name of Reporting Person:  Philip A. Phalon
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group: (a) [X]
                                                       (b) [ ]


3.   SEC Use Only



4.   Source of Funds: PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 2,250 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 2,250 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,250 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.  Percent of Class Represented by Amount in Row (11): 0.2%

14.  Type of Reporting Person: IN

1.   Name of Reporting Person: Robert B. Bregman
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group: (a) [X]
                                                       (b) [ ]


3.   SEC Use Only



4.   Source of Funds: PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 2,700 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 2,700 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,700 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.  Percent of Class Represented by Amount in Row (11): 0.2%

14.  Type of Reporting Person: IN

1.   Name  of  Reporting   Person:   William  C.  Martindale,   Jr.
     SS  or  IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group: (a) [X]
                                                       (b) [ ]


3.   SEC Use Only



4.   Source of Funds: PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 10,000 shares

8.   Shared Voting Power: 67,000 shares

9.   Sole Dispositive Power: 10,000 shares

10.  Shared Dispositive Power: 67,000 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 77,000 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [X]

13.  Percent of Class Represented by Amount in Row (11): 6.0%

14.  Type of Reporting Person: IN

Item 1. Security and Issuer

     The Statement of M. Mahmud Awan, Philip A. Phalon, Robert B. Bregman and William C. Martindale, Jr. (the "Purchasing Group") on Schedule 13D dated April 3, 1998, as amended and supplemented by Amendment No. 1 dated May 15, 1998, Amendment No. 2 dated May 22, 1998, Amendment No. 3 dated June 9, 1998,
Amendment No. 4 dated June 15, 1998, Amendment No. 5 dated June 19, 1998, Amendment No. 6 dated July 6, 1998, Amendment No. 7 dated July 7, 1998, and Amendment No. 8 dated July 10, 1998 in respect of the common stock, $0.10 par value ("Common Stock"), of Technical Communications Corporation (the "Issuer") whose principal executive offices are located at 100 Domino Drive, Concord, Massachusetts 01742, is hereby amended and supplemented as follows:

Item 4. Purpose of Transaction

Item 4(d) is hereby amended and supplemented by the addition of the following paragraph:

     "On July 10, 1998, the Massachusetts Superior Court, Middlesex County, continued to August 6, 1998, the hearing on the Complaint of Mr. Phalon and Dr. Awan for Civil Contempt with respect to actions taken by the Issuer allegedly in violation of the Court's June 9, 1998 Order. The Court also continued to July 14, 1998, the hearing on the Plaintiffs' motion for preliminary injunctive relief with respect to the July 2, 1998 actions taken by the Issuer to change the record and meeting dates of the Annual Meeting, subject to the Plaintiffs, Issuer and other Defendants reaching an agreement that the May 29, 1998 Record Date for the Annual Meeting be preserved. On July 14, 1998, the Plaintiffs, Issuer and other Defendants entered into a stipulation, which was endorsed as an order of the Court, providing that the Annual Meeting of stockholders originally scheduled for July 17, 1998 be held on July 28, 1998, at which time the Annual Meeting would be adjourned to August 14, 1998. This postponement and adjournment would facilitate the Issuer's request for sufficient time to conduct the solicitation on behalf of the Defendants/incumbents while preserving the Record Date of May 29, 1998. A copy of the Stipulated Interlocutory Order on Plaintiffs' Motion for Preliminary Injunction is attached hereto as Exhibit 8 and incorporated by reference herein."

Item 7. Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

                             "Schedule of Exhibits

     Exhibit 8 Stipulated Interlocutory Order on Plaintiffs' Preliminary Injunction dated July 14,1998, in the Massachusetts Superior Court, Middlesex County, Civil Action No. 98-2553."

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: July 14, 1998                              /s/      *
                                                  _____________________________
                                                  M. Mahmud Awan



                                                  /s/ Philip A. Phalon
                                                  _____________________________
                                                  Philip A. Phalon



                                                  /s/      *
                                                  _____________________________
                                                  Robert B. Bregman



                                                  /s/      *
                                                  _____________________________
                                                  William C. Martindale, Jr.



         */s/ Philip A. Phalon
         ---------------------------
         Philip A. Phalon
         Attorney - in - Fact

                                                                       EXHIBIT 8

                          COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.                                                    Superior Court
                                                        Civil Action No. 98-2553
___________________________________
                                   )
PHILIP A. PHALON, and              )
M. MAHMUD AWAN,                    )
                                   )
         Plaintiffs,               )
                                   )
v.                                 )
                                   )
TECHNICAL COMMUNICATIONS           )
CORPORATION, ARNOLD MCCALMONT,     )
HERBERT A. LERNER, ROBERT T.       )
LESSARD, CARL H. GUILD,            )
MITCHELL B. BRISKIN, DONALD        )
LAKE, and THOMAS B. PEOPLES,       )
                                   )
         Defendants.               )
___________________________________)

                  STIPULATED INTERLOCUTORY ORDER ON PLAINTIFFS'
                        MOTION FOR PRELIMINARY INJUNCTION

     This Stipulated Interlocutory Order is made by and between Plaintiffs Philip A. Phalon and M. Mahmud Awan, and Defendants Technical Communications Corporation ("TCC"), Arnold McCalmont, Herbert A. Lerner, Robert T. Lessard, Carl H. Guild, Mitchell B. Briskin, Donald Lake and Thomas B. Peoples.

     WHEREAS, on July 2, 1998, the Board of Directors of TCC adopted at a special meeting (the "Special Meeting"), a resolution creating a committee of the Board authorized to reschedule the record date and annual meeting date previously set for May 29 and July 17, 1998 respectively (the "Record Date" and the "Annual Meeting");

     WHEREAS, on July 8, 1998, the Plaintiffs filed a Motion for Preliminary Injunction seeking to enjoin the actions of the Board taken at the Special Meeting with respect to the Record Date and the Annual Meeting (the "Motion");

     WHEREAS, the parties appeared before this Court on July 10, 1998 with respect to, among other things, the Motion;

     WHEREAS, the Court instructed the parties to seek to negotiate a resolution of the dispute regarding the actions taken at the Special Meeting with respect to the Record Date and the Annual Meeting.

     NOW, THEREFORE, the Plaintiffs and the Defendants hereby stipulate and agree to the following as an entry of an interlocutory order by this Court:

     1. The Annual Meeting originally scheduled for July 17, 1998 shall be postponed by TCC to commence on July 28, 1998, at the principal offices of TCC located at 100 Domino Drive, Concord, Massachusetts at 10:00 a.m. Eastern Time.

     2. At the commencement of the Annual Meeting provided for in paragraph 1, above, the officers and directors of TCC will meet solely to call the Annual Meeting to order and to adjourn the Annual Meeting to August 14, 1998 at TCC's principal offices at 10:00 A.M. (the "Adjourned Annual Meeting").

     3. At the Adjourned Annual Meeting, directors will be elected and all other business specifically identified in TCC's Notice of Meeting will be acted upon.

     4. The record date of May 29, 1998 shall be preserved as the record date for the Annual Meeting, the Adjourned Annual Meeting and any subsequent adjournments.

     5. The parties agree that this Interlocutory Order is not subject to appeal, modification or amendment without the express written agreement of the Plaintiffs and the Defendants.

                                                  TECHNICAL COMMUNICATIONS
                                                  CORPORATION, HERBERT A.LERNER,
                                                  ROBERT T. LESSARD,CARL H.
                                                  GUILD, MITCHELL B. BRISKIN,
                                                  DONALD LAKE, and THOMAS B.
                                                  PEOPLES,
                                                  By their attorneys,

                                                  /s/Evan Slavitt
                                                  _________________________
                                                  Evan Slavitt (BBO#466510)
                                                  Lisa T. McElroy (BBO#637188)
                                                  Gadsby & Hannah LLP
                                                  225 Franklin Street
                                                  Boston, MA  02110
                                                  (617) 345-7000

                                                  ARNOLD MCCALMONT,
                                                  By his attorneys

                                                  /s/Alan D. Rose
                                                  _________________________
                                                  Alan D. Rose (BBO# 427280)
                                                  Rose & Associates
                                                  One Boston Place
                                                  Boston, MA  02109
                                                  (617) 854-5600

                                                  PHILIP A. PHALON and M. MAHMUD
                                                  AWAN
                                                  By their attorneys

                                                  /s/Paul Bork
                                                  _________________________
                                                  Robert F. Sylvia (BBO#491060)
                                                  Paul Bork (BBO#541815)
                                                  Mark S. Resnick (BBO#559885)
                                                  Hinckley, Allen & Snyder
                                                  28 State Street
                                                  Boston, MA  02109
                                                  (617) 345-9000

                                                  /S/ Regina L. Quinlan
                                                  _________________________
                                                  Regina L. Quinlan
  Dated: July 14, 1998                            Associate Justice